William Luebke
Perspecta Inc.
14295 Park Meadow Drive
Chantilly, VA 20151

February 9, 2021

Ryan Rohn
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Perspecta Inc.
Form 10-K for the Fiscal Year ended March 31, 2020
Filed May 22, 2020
Form 8-K submitted November 10, 2020
File No. 001-38395

Dear Mr. Rohn,

Perspecta Inc. (the “Company”) received the letter dated February 1, 2021 (the “Comment Letter”) setting forth the comments of the Staff of the U.S. Securities and Exchange Commission on the subject of the Company’s Form 8-K submitted on November 10, 2020. For your convenience, we have set forth each of the Staff’s comments below with the corresponding numbers provided in the Comment Letter, followed by the Company’s response to each comment.

Form 8-K submitted November 10, 2020
Exhibit 99.1
1.We note you provide the non-GAAP measure, Adjusted Free Cash Flow. Please tell us what consideration was given to the guidance in Item 10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly. In addition, please disclose all of the major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. Similar concerns apply to your 8-K’s submitted on May 21, 2020 and August 6, 2020.

Response:

The Company acknowledges Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "[e]xclud[ing] charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA)." The Company based our disclosure on Question 102.07 and Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

14295 Park Meadow Drive
Chantilly, VA 20151

The Company notes that the deduction of capital expenditures from the GAAP financial measure of cash flows from operating activities is consistent with Item 10(e)(1)(ii). Further, the Company acknowledges that Adjusted Free Cash Flow does not have a uniform definition and its title does not describe how it is calculated. Accordingly, the Company provides a clear description of how the Company defines and calculates this measure, as well as the necessary reconciliation. The Company notes that, in full transparency, the individual adjustments to Net Cash Provided by Operating Activities to arrive at Adjusted Free Cash Flow are provided in the reconciliation table.

The Company notes that Question 102.09 indicates that it is permissible in certain circumstances for a company to disclose a non-GAAP financial measure that excludes charges that are required to be cash settled. The Company notes that we do not present this metric as representing the total increase or decrease of our cash balance, nor the residual cash intended to be used for discretionary spending. The Company believes that investors use this metric as an indicator of the performance of the business. Nevertheless, the Company acknowledges the Staff’s comment and has revised the disclosure to delete all references to “Adjusted Free Cash Flow” and has removed “Payments on restructuring, separation, transaction and integration-related costs” from the calculation of Free Cash Flow, beginning with our Form 8-K, Exhibit 99.1 submitted on February 5, 2021. The Company has also added disclosure of the other major cash flow categories to the Cash Management and Capital Deployment section of our Form 8-K, Exhibit 99.1 submitted on February 5, 2021. Additional language has also been provided in the Free Cash Flow section in order to continue to provide investors with the information necessary to evaluate Perspecta’s result of operations.

2.We note you provide the non-GAAP measure, Adjusted diluted EPS. Please provide a reconciliation to GAAP diluted EPS. Refer to Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Similar concerns apply to your 8-K’s submitted on May 21, 2020 and August 6, 2020.

Response:

The Company acknowledges Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016, which applies interpretive guidance in complying with Item 10(e)(1)(ii) of Regulation S-K, and more specifically, the requirement that “[n]on-GAAP per share performance measures should be reconciled to GAAP earnings per share.” Please refer to our Form 8-K, Exhibit 99.1 submitted on February 5, 2021, in which we have revised the tabular disclosure to provide a reconciliation of GAAP diluted EPS to Adjusted diluted EPS.

3.Your disclosures include additional Non-GAAP measures that include Adjusted EBITDA, excluding NGEN SMIT, Adjusted net income, excluding NGEN SMIT, and Adjusted diluted EPS, excluding NGEN SMIT. Tell us your consideration of providing a reconciliation for each of these Non-GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s observations regarding the exclusion of NGEN SMIT in the noted non-GAAP metrics.

On February 12, 2020, Perspecta filed our Form 10-Q for the third quarter of fiscal year 2020. In that filing we disclosed that the U.S. Navy announced on February 5, 2020 that Perspecta was not awarded the Service Management, Integration, and Transport (“SMIT”) contract, the re-compete of the Next Generation Enterprise Network (“NGEN”) contract held
14295 Park Meadow Drive
Chantilly, VA 20151

by the Company at that time. The NGEN contract at that time was scheduled to expire on September 30, 2020, with three one-month options that the U.S. Navy could exercise.

During the earnings call on February 12, 2020, management noted that while the Company normally does not discuss contract-level financial details, given the importance of the recent announcement, the Company wanted to provide information to help the investor base better understand Perspecta’s financial state without being awarded NGEN SMIT.

In that earnings call, the Company provided a baseline for revenue (approximately 18% to 19% of fiscal year 2020 revenue), capital intensity (minimal) and adjusted EBITDA margin (approximately 17.5%). The Company also provided estimates for fiscal year 2021 revenue and adjusted EBITDA margin.

By providing the transparency around NGEN SMIT in the earnings call on February 12, 2020 and in each future press release, management’s intent was to provide investors with information about the Company’s financial state without being awarded NGEN SMIT for purposes of making their investment analyses and decisions.

In response to the Staff’s comments, the Company has provided additional reconciliations to provide context for excluding NGEN SMIT from Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, beginning with our Form 8-K, Exhibit 99.1 submitted on February 5, 2021.

4.As it relates to your Segment Operating Results, we note the Non-GAAP adjustments line item includes non-operating net periodic pension benefit, and certain separation-related and other costs. Please tell your consideration of presenting these items individually rather than on a net basis.

Response:

The Company uses segment profit as the measure for assessing performance of our segments. Segment profit is defined as segment revenue less segment cost of services, selling, general and administrative and depreciation and amortization, excluding certain operating expenses managed at the corporate level. These unallocated costs include certain corporate function costs, share-based compensation expense, amortization of acquired intangible assets, impairment charges, certain nonrecoverable restructuring costs, separation, transaction and integration-related costs, net periodic benefit cost and gain or loss on sale of assets.

In preparing our Selected Segment Measures in our Form 8-K, Exhibit 99.1 submitted on November 10, 2020, the Company presented the Non-GAAP adjustments totaling $4M. Management notes that the items that were presented net were individually less than $2M. Management provides additional detail individually in the Reconciliation of Reportable Segment Profit to Income Before Taxes table in order to assist investors in matching the individual adjustments in Exhibit 99.1 with the similar information provided in Note 14 – Segment Information on pages 16-17 of the Company’s Quarterly Report on Form 10-Q filed on November 10, 2020.

In response to the Staff’s comment, the Company has provided additional information noting that the individual items that are presented net are individually immaterial beginning with our Form 8-K, Exhibit 99.1 submitted on February 5, 2021.

We appreciate the Staff’s review of our filings to assist us in complying with our reporting obligations and in enhancing our disclosures for the benefit of investors.

14295 Park Meadow Drive
Chantilly, VA 20151

If you have any questions regarding the foregoing, please feel free to call me at (703) 880-2810.

Sincerely yours,

/s/ William Luebke
William Luebke
Principal Accounting Officer, Senior Vice President and Controller
Perspecta Inc.

14295 Park Meadow Drive
Chantilly, VA 20151